Exhibit 4.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Crescent Point Energy Corp.
2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Item 2	Date of Material Change

August 24, 2023

Item 3	News Release

A news release disclosing the material change was issued through Cision on August 24, 2023.

Item 4	Summary of Material Change

Crescent Point Energy U.S. Corp. (“CPEUS”) a wholly owned subsidiary of Crescent Point Energy Corp. (“Crescent Point” or the “Company”) has entered into a purchase and sale agreement with a private operator to sell its North Dakota assets (the “Assets”) in their entirety for total cash consideration of approximately $675 million (US$500 million), (collectively, the “Transaction”).

Item 5.1	Full Description of Material Change

On August 24, 2023, CPEUS executed a purchase and sale agreement to sell the entirety of CPEUS’ North Dakota position to a private operator for total cash consideration of approximately $675 million (US$500 million), before closing adjustments.

At year-end 2022, the Company’s Total Proved plus Probable reserves in North Dakota were 86.9 MMboe, with 105 (67.7 net) locations booked, representing approximately 12% of the Company’s total Proved plus Probable reserves. These reserves are based on the Company’s independent engineers’ evaluation and price forecast as at December 31, 2022.

In the second quarter of 2023, the Assets had gross production of approximately 23,500 boe/d (70% light crude oil, 19% NGLs and 11% shale gas) with annualized net operating income of approximately $375 million at a WTI price of approximately US$75/bbl. Given the limited drilling inventory associated with the Assets, production in North Dakota was expected to decrease to 18,000 boe/d by 2027 and decline further in future years.

Crescent Point is accelerating its debt repayment with proceeds from this Transaction. The Company’s pro-forma net debt[1] is expected to total less than $2.2 billion, or less than 1.0 times adjusted funds flow[2], at year-end 2023 at current commodity prices, down from $3.0 billion at the end of second quarter 2023.

[1]	Net debt is a specified financial measure – refer to the Specified Financial Measures section.

[2]	Adjusted funds flow and net debt / funds flow are specified financial measures – refer to the Specified Financial Measures section.

The sale is expected to be completed in the fourth quarter of 2023, subject to the satisfaction of normal closing conditions and the receipt of regulatory approvals.

Guidance

Following the announcement of the Transaction, Crescent Point lowered its 2023 annual average production guidance to a range of 156,000 to 161,000 boe/d, which represents a reduction of approximately 4,500 boe/d in comparison to the mid-point of its prior guidance range. The Company’s revised annual forecast includes the production impact associated with the Transaction, net of approximately 1,000 boe/d of production outperformance from its remaining assets throughout the year.

Crescent Point also decreased its development capital expenditures guidance for 2023 by approximately $100 million, to a range of $1.05 to $1.15 billion. This reflects the Company’s ongoing discipline and the removal of capital that was expected to be spent on the Assets following the closing of the Transaction.

2023 Budget and Guidance Summary

	Prior	Revised

Total Annual Average Production (boe/d) (a)	160,000 - 166,000	156,000 - 161,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,150 - $1,250	$1,050 - $1,150
Capitalized administration ($ millions)	$40	$40
Total ($ millions) (b)	$1,190 - $1,290	$1,090 - $1,190

Other Information for 2023 Guidance
Reclamation activities ($ millions) (c)	$40	$40
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$13.75 - $14.75	$13.75 - $14.75
Royalties	13.25% - 13.75%	12.25% - 12.75%

a)	The revised total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas.

b)	Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated as follows: approximately 90% drilling & development and 10% facilities & seismic.

c)	Reflects Crescent Point’s portion of its expected total budget.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For further information, contact Mark Eade, Senior Vice President, General Counsel and Corporate Secretary by telephone at (403) 693-0020.

Item 9	Date of Report

September 1, 2023

Specified Financial Measures

Throughout this material change report, the Company uses the term “net debt”, “adjusted funds flow” and “net debt to adjusted funds flow”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company’s MD&A for the quarter ended June 30, 2023, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

The most directly comparable financial measure for net debt disclosed in the Company’s financial statements is long-term debt, which for the three months ended June 30, 2023, was $2.98 billion. The most directly comparable financial measure for adjusted funds flow disclosed in the Company’s financial statements is cash flow from operating activities, which, for the three months ended June 30, 2023, was $462.1 million.

Forecasted net debt, adjusted funds flow and net debt to adjusted funds flow are forward-looking non-GAAP measures and are calculated consistently with the measures disclosed in the Company’s MD&A. Refer to the Specified Financial Measures section of the Company’s MD&A for the quarter ended June 30, 2023.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this material change report have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of “probable reserves” and “possible reserves” (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of “possible reserves”, each as defined in NI 51-101. Accordingly, “proved reserves” and “probable reserves” disclosed in this material change report may not be comparable to US standards, and in this material change report, Crescent Point has disclosed reserves designated as “proved plus probable reserves”. Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. “Possible reserves” are higher risk than “probable reserves” and are generally believed to be less likely to be accurately estimated or recovered than “probable reserves”. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point’s reserve estimates and production volumes in this material change report may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in the material change report are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements and Other Matters

Any “financial outlook” or “future oriented financial information” in this material change report, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this material change report constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). The Company has tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this material change report contains forward-looking statements pertaining, among other things, to the following; expectations of the Assets and benefits of disposing of the Assets; expected future production from the Assets; direction of Transaction proceeds; pro-forma net debt and net debt to adjusted funds flow at year-end 2023; expected closing timing of the Transaction; Crescent Point’s 2023 production and development capital expenditures guidance; and other information for Crescent Point’s 2023 guidance, including capitalized administration, reclamation activities, capital lease payments, annual operating expenses and royalties.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2022 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2022, and for the quarter ended June 30, 2023, under the headings “Risk Factors” and “Forward-Looking Information”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the three months ended June 30, 2023, under the headings “Overview”, “Commodity Derivatives”, “Liquidity and Capital Resources”, “Guidance”, “Royalties” and “Operating Expenses”. In addition, risk factors include: transactional risk, financing risk, governmental and third party approvals and other similar types of risk associated with the Transaction; financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Included in this material change report are Crescent Point’s 2023 guidance in respect of capital expenditures and average annual production which is based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years’ results. The Company’s return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a “financial outlook” or “future oriented financial information” in this material change report, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

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